UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

Professional Staff plc

(Name of the Issuer)

Michael A. Ashcroft

Benjamin P. Blackden

Andrew R. Dixey

Aspen International Development Inc.

CS Services Limited

Ohsea Holdings Limited

Professional Staff plc

(Name of Persons Filing Statement)

American Depositary Shares representing Ordinary Shares

(Title of Class of Securities)

74315R 10 5

(CUSIP Number of Class of Securities)

Andrew S. Wilson

Ohsea Holdings Limited

Marine Court, The Parade,

Cowes, Isle of Wight P031 7QJ, England

Telephone: +44 (0) 1983 282 925

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With Copies to:

Eli D. Schoenfield, Esq.

McLauglin & Stern LLP

260 Madison Avenue

New York, New York 10016

Telephone: (212) 448-1100

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an transaction statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or transaction statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

TABLE OF CONTENTS

Item 4. Terms of the Transaction	1

Signature	2

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Item 4. Terms of the Transaction

Item 4 of Schedule 13E-3, originally filed with the Securities and Exchange Commission on April 28, 2003, as thereafter amended, is hereby supplemented as follows:

The Scheme of Arrangement described in the Amended Transaction Statement, Exhibit 1 to the Schedule 13E-3 as amended, became effective in accordance with its terms on July 4, 2003. Upon such effectiveness, (i) the ordinary shares, nominal value 2p (“Ordinary Shares”) of Professional Staff PLC other than those held by CS Services Limited, Ohsea Holdings Limited and Andrew R. Dixey, and with respect to 101,500 of his Ordinary Shares, Benjamin P. Blackden (acting jointly with family members and through trusts with respect to some of his Ordinary Shares), an aggregate of 6,437,232 Ordinary Shares, were cancelled, (ii) the holders thereof and the holders of American Depositary Shares represented thereby became entitled to receive the cash payment described in the Amended Transaction Statement, (iii) 6,437,232 Ordinary Shares were issued to Ohsea Holdings Limited, and (iv) CS Services Limited, Andrew R. Dixey and, with respect to the remainder of his Ordinary Shares, Benjamin P. Blackden (acting jointly with his family members and trusts) exchanged all of their Ordinary Shares, an aggregate of 2,390,899 Ordinary Shares, for a like number of ordinary shares of Ohsea Holdings Limited.

Accordingly, Ohsea Holdings Limited, which previously held one Ordinary Share, became the holder of 8,828,132 Ordinary Shares, or 100% of the issued and outstanding Ordinary Shares, making Professional Staff PLC a wholly owned subsidiary of Ohsea Holdings Limited. Professional Staff PLC has directed Nasdaq to suspend trading in and to delist the American Depositary Shares, and has executed and has indicated that it will file with the Securities and Exchange Commission, a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael A. Ashcroft Benjamin P. Blackden Andrew R. Dixey Aspen International Development Inc. CS Services Limited Ohsea Holdings Limited Professional Staff PLC

By:	/s/ ANDREW S. WILSON
Andrew S. Wilson, Attorney in Fact

Dated: July 4, 2003

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